Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Darden Restaurants, Inc.:

We consent to the incorporation by reference in this registration statement on Form S-8 of Darden Restaurants, Inc. of our reports dated July 22, 2011, with respect to the consolidated balance sheets of Darden Restaurants, Inc. and subsidiaries as of May 29, 2011 and May 30, 2010, and the related consolidated statements of earnings, changes in stockholders' equity and accumulated other comprehensive income (loss), and cash flows for each of the fiscal years in the three-year period ended May 29, 2011, and the effectiveness of internal control over financial reporting as of May 29, 2011, which reports are included in the Annual Report on Form 10-K for the year ended May 29, 2011 of Darden Restaurants, Inc.

/s/KPMG LLP
Orlando, Florida
January 4, 2012
Certified Public Accountants